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                                                                 EXHIBIT (a)(10)



         FORM OF EMAIL CONFIRMATION OF RECEIPT OF LETTER OF TRANSMITTAL

To:       [Name of Tendering Option Holder]
Date:     September  , 2002
Re:       Confirmation of Receipt of Letter of Transmittal

                  This email confirms our receipt of your Letter of Transmittal, which sets forth your election to tender one or more of your eligible options for cancellation and corresponding grant of new options pursuant to the stock option exchange program. This email does not serve as formal acceptance by Vastera of the options designated on your Letter of Transmittal for exchange, per the terms of the Offer to Exchange previously given to you and filed with the Securities and Exchange Commission. A formal notice of the acceptance or rejection of your tendered options will be sent to you promptly after the expiration of the Offer, which is currently scheduled to occur at 9:00 p.m., Eastern time, on September 30, 2002.

                  You may withdraw your election to exchange your options at any time prior to the expiration of the Offer. If you wish to withdraw your tendered options, you must deliver your notice of withdrawal according to the procedures set forth in the Offer to Exchange. If you have any questions, please contact Jo Wechselblatt at (703) 661-9006 or by email at OPTION.EXCHANGE@VASTERA.COM.